FoundationsAmerica Strategic Income Corporation

6200 The Corners Parkway, Suite 250

Norcross, Georgia 30092

January 10, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	FoundationsAmerica Strategic Income Corporation Initial Public Offering of Common Stock

Ladies and Gentlemen:

On March 19, 2012, FoundationsAmerica Strategic Income Corporation (the “Company”) filed a registration statement on Form N-2 (File No. 333-180193) with the Securities and Exchange Commission the “Commission”) to register the offering of up to 150,000,000 shares of the Company’s common stock to be sold in a continuous, best-efforts offering. In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully makes this application to withdraw the Registration Statement, together with all exhibits thereto.

The reason for such withdrawal request is that the Company has decided not to pursue a public offering of securities at this time. The Company believes the withdrawal to be consistent with the public interest and the protection of investors. No securities have been issued or sold pursuant to the Registration Statement, and the Registration Statement has not been declared effective by the Commission.

The Company respectfully requests that the Commission issue an order granting withdrawal of the Registration Statement. The Company further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

Your assistance in this matter is greatly appreciated. If you have any questions regarding this application for withdrawal, please contact Cynthia M. Krus at (202) 383-0218 or Owen J. Pinkerton at (202) 383-0254.

Sincerely,

/s/ Leo F. Wells, III
Leo F. Wells, III
President